SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2018
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2018

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s unaudited condensed consolidated interim financial statements as of and for the six month period ended June 30, 2018 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

Forward-Looking Statements

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: August 16, 2018	By:	/s/ Carlos Boero Hughes
	Name:	Carlos Boero Hughes
	Title:	Chief Financial Officer

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2018 and for the six and three-month periods ended June 30, 2018 and 2017

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Capital stock: 122,381,815 common shares (of which 5,826,768 are treasury shares)

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the six-month and three-month periods ended June 30, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,		Three-months ended June 30,
	Note	2018	2017	2018	2017

		(unaudited)
Sales of goods and services rendered	4	371,486	394,621	215,919	228,530
Cost of goods sold and services rendered	5	(285,495)	(335,309)	(164,547)	(195,947)
Initial recognition and changes in fair value of biological assets and agricultural produce	14	35,508	22,702	19,427	5,337
Changes in net realizable value of agricultural produce after harvest		7,348	3,193	8,039	3,420
Margin on manufacturing and agricultural activities before operating expenses		128,847	85,207	78,838	41,340
General and administrative expenses	6	(29,884)	(28,501)	(14,712)	(14,484)
Selling expenses	6	(39,644)	(37,077)	(23,318)	(21,063)
Other operating income, net	8	69,629	36,138	50,693	22,866
Profit from operations before financing and taxation		128,948	55,767	91,501	28,659
Finance income	9	4,843	5,222	1,837	3,110
Finance costs	9	(169,689)	(45,410)	(141,472)	(25,968)
Financial results, net	9	(164,846)	(40,188)	(139,635)	(22,858)
(Loss)/Profit before income tax		(35,898)	15,579	(48,134)	5,801
Income tax benefit/(expense)	10	13,424	(5,811)	17,128	(2,000)
(Loss)/Profit for the period		(22,474)	9,768	(31,006)	3,801
Attributable to:
Equity holders of the parent		(24,330)	8,694	(31,231)	3,703
Non-controlling interest		1,856	1,074	225	98

(Loss)/Earnings per share attributable to the equity holders of the parent during the period:
Basic		(0.208)	0.072	(0.267)	0.031
Diluted		—	0.071	—	0.030

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the six-month and three-month periods ended June 30, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30,		Three-months ended June 30,
	2018	2017	2018	2017

	(unaudited)

(Loss)/Profit for the period	(22,474)	9,768	(31,006)	3,801
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(71,974)	(8,474)	(67,213)	(23,191)
Cash flow hedge, net of tax (Note 2)	(24,319)	(2,508)	(20,699)	(13,900)
Other comprehensive loss for the period	(96,293)	(10,982)	(87,912)	(37,091)
Total comprehensive loss for the period	(118,767)	(1,214)	(118,918)	(33,290)

Attributable to:
Equity holders of the parent	(118,123)	(1,966)	(117,115)	(32,851)
Non-controlling interest	(644)	752	(1,803)	(439)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of June 30, 2018 and December 31, 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2018	2017
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	708,366	820,931
Investment property	12	1,434	2,271
Intangible assets	13	14,869	17,192
Biological assets	14	10,657	11,276
Deferred income tax assets	10	56,740	43,437
Trade and other receivables	16	28,046	22,107
Other assets		535	535
Total Non-Current Assets		820,647	917,749
Current Assets
Biological assets	14	84,547	156,718
Inventories	17	172,140	108,919
Trade and other receivables	16	203,925	150,107
Derivative financial instruments	15	8,185	4,483
Other assets		15	30
Cash and cash equivalents	18	144,708	269,195
Total Current Assets		613,520	689,452
TOTAL ASSETS		1,434,167	1,607,201
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	19	183,573	183,573
Share premium	19	900,496	908,934
Cumulative translation adjustment		(611,020)	(541,545)
Equity-settled compensation		14,528	17,852
Cash flow hedge		(49,009)	(24,691)
Treasury shares		(8,742)	(6,967)
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		36,666	60,984
Equity attributable to equity holders of the parent		508,066	639,714
Non-controlling interest		4,773	5,417
TOTAL SHAREHOLDERS EQUITY		512,839	645,131
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	256	827
Borrowings	22	667,668	663,060
Deferred income tax liabilities	10	5,050	10,457
Payroll and social security liabilities	23	980	1,240
Provisions for other liabilities	24	3,020	4,078
Total Non-Current Liabilities		676,974	679,662
Current Liabilities
Trade and other payables	21	66,560	98,423
Current income tax liabilities		1,668	503
Payroll and social security liabilities	23	24,626	27,267
Borrowings	22	143,252	154,898
Derivative financial instruments	15	7,476	552
Provisions for other liabilities	24	772	765
Total Current Liabilities		244,354	282,408
TOTAL LIABILITIES		921,328	962,070
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,434,167	1,607,201

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2018 and 2017 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2017	183,573	937,250	(527,364)	17,218	(37,299)	(1,859)	41,574	50,998	664,091	7,582	671,673
Profit for the period	—	—	—	—	—	—	—	8,694	8,694	1,074	9,768
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(8,152)	—	—	—	—	—	(8,152)	(322)	(8,474)
Cash flow hedge (*)	—	—	—	—	(2,508)	—	—	—	(2,508)	—	(2,508)
Other comprehensive income for the period	—	—	(8,152)	—	(2,508)	—	—	—	(10,660)	(322)	(10,982)
Total comprehensive income for the period	—	—	(8,152)	—	(2,508)	—	—	8,694	(1,966)	752	(1,214)

Restricted shares (Note 20):
- Value of employee services	—	—	—	2,807	—	—	—	—	2,807	—	2,807
- Vested	—	4,149	—	(4,883)	—	734	—	—	—	—	—
-Purchase of own shares (Note 19)	—	(7,438)	—	—	—	(1,243)	—	—	(8,681)	—	(8,681)

-Dividends	—	—	—	—	—	—	—	—	—	(1,664)	(1,664)
Balance at June 30, 2017 (unaudited)	183,573	933,961	(535,516)	15,142	(39,807)	(2,368)	41,574	59,692	656,251	6,670	662,921

(*) Net of 5,920 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2018 and 2017 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2018	183,573	908,934	(541,545)	17,852	(24,691)	(6,967)	41,574	60,984	639,714	5,417	645,131
Loss for the period	—	—	—	—	—	—	—	(24,330)	(24,330)	1,856	(22,474)
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(69,475)	—	—	—	—	—	(69,475)	(2,499)	(71,974)
Cash flow hedge (*)	—	—	—	—	(24,318)	—	—	—	(24,318)	(1)	(24,319)
Other comprehensive income for the period	—	—	(69,475)	—	(24,318)	—	—	—	(93,793)	(2,500)	(96,293)
Total comprehensive income for the period	—	—	(69,475)	—	(24,318)	—	—	(24,330)	(118,123)	(644)	(118,767)

Employee share options (Note 20)
- Forfeited	—	—	—	(12)	—	—	—	12	—	—	—
Restricted shares (Note 20):											—
- Value of employee services	—	—	—	2,200	—	—	—	—	2,200	—	2,200
- Vested	—	4,768	—	(5,512)	—	744	—	—	—	—	—
- Purchase of own shares	—	(13,206)	—	—	—	(2,519)	—	—	(15,725)	—	(15,725)
Balance at June 30, 2018 (unaudited)	183,573	900,496	(611,020)	14,528	(49,009)	(8,742)	41,574	36,666	508,066	4,773	512,839

(*) Net of 1,294 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2018	June 30, 2017
		(unaudited)
Cash flows from operating activities:
(Loss)/Profit for the period		(22,474)	9,768
Adjustments for:
Income tax expense	10	(13,424)	5,811
Depreciation	11	69,474	55,750
Amortization	13	523	416
Loss from disposal of other property items	8	57	618
Gain from the sale of subsidiaries	8	(36,227)	—
Equity settled share-based compensation granted	7, 20	2,544	2,807
Gain from derivative financial instruments	8, 9	(25,137)	(36,558)
Interest and other expense, net	9	23,144	21,188
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(7,496)	2,441
Changes in net realizable value of agricultural produce after harvest (unrealized)		(7,863)	(616)
Provision and allowances		276	298
Foreign exchange losses, net	9	125,272	11,883
Cash flow hedge – transfer from equity	9	7,327	3,320
Subtotal		115,996	77,126
Changes in operating assets and liabilities:
Increase in trade and other receivables		(54,218)	(29,055)
Increase in inventories		(82,485)	(29,724)
Decrease in biological assets		32,561	25,671
(Increase) / decrease in other assets		(67)	24
Decrease in derivative financial instruments		27,657	40,010
Decrease in trade and other payables		(9,150)	(32,990)
Increase in payroll and social security liabilities		2,653	1,578
Decrease in provisions for other liabilities		(316)	(88)
Net cash generated in operating activities before taxes paid		32,631	52,552
Income tax paid		(897)	(1,653)
Net cash generated from operating activities		31,734	50,899

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2018 and 2017 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2018	June 30, 2017
		(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment	11	(112,947)	(106,053)
Purchases of cattle and non current biological assets		(3,115)	(581)
Purchases of intangible assets	13	(2,149)	(576)
Interest received	9	4,242	5,021
Proceeds from sale of property, plant and equipment		746	798
Proceeds from sale of subsidiaries	25	5,207	—
Net cash used in investing activities		(108,016)	(101,391)

Cash flows from financing activities:
Proceeds from long-term borrowings		50,729	189,769
Payments of long-term borrowings		(62,867)	(103,724)
Proceeds from short-term borrowings		142,212	84,595
Payment of short-term borrowings		(122,546)	(9,531)
Proceeds / (Payments) of derivatives financial instruments		358	(9,419)
Interest paid		(26,360)	(22,540)
Purchase of own shares		(15,725)	(8,681)
Dividends paid to non-controlling interest		(1,195)	(1,506)
Net cash (used)/generated from financing activities		(35,394)	118,963
Net decrease in cash and cash equivalents		(111,676)	68,471
Cash and cash equivalents at beginning of period	18	269,195	158,568
Effect of exchange rate changes on cash and cash equivalents		(12,811)	(7,105)
Cash and cash equivalents at end of period	18	144,708	219,934

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 14, 2018.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2017 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the six month period ended June 30, 2018. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2018. All amounts are shown in US dollars.

	June 30, 2018
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(8,758)	—	—	—	(8,758)
Brazilian Reais	—	16,440	—	—	16,440
US Dollar	(273,139)	(478,674)	22,427	117,618	(611,768)
Uruguayan Peso	—	—	(642)	—	(642)
Total	(281,897)	(462,234)	21,785	117,618	(604,728)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended June 30, 2018 would have increased the Group’s Loss before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	June 30, 2018
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(27,314)	(47,867)	2,243	—	(72,938)
(Decrease) or increase in Profit before income tax	(27,314)	(47,867)	2,243	—	(72,938)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2018 and 2024.

For the period ended June 30, 2018, a loss before income tax of US$ 41,247 was recognized in other comprehensive income and a loss of US$ 7,327 was reclassified from equity to profit or loss within “Financial results, net”.

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at June 30, 2018 (all amounts are shown in US dollars):

	June 30, 2018
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	854	—	—	—	854
Brazilian Reais	—	71,520	—	—	71,520
US Dollar	28,542	29,105	43,057	504,181	604,885
Subtotal Fixed-rate borrowings	29,396	100,625	43,057	504,181	677,259
Variable rate:
Brazilian Reais	—	21,282	—	—	21,282
US Dollar	100,558	11,124	—	—	111,682
Subtotal Variable-rate borrowings	100,558	32,406	—	—	132,964
Total borrowings as per analysis	129,954	133,031	43,057	504,181	810,223
Finance leases	697	—	—	—	697
Total borrowings at June 30, 2018	130,651	133,031	43,057	504,181	810,920

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

At June 30, 2018, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	June 30, 2018
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(213)	(213)
US Dollar	(1,006)	(111)	(1117)
Decrease in Profit before income tax	(1,006)	(324)	(1,330)

•	Credit risk

As of June 30, 2018, nine banks accounted for more than 85% of the total cash deposited (J.P. Morgan, HSBC, Banco do Brasil, Banco Itau, Banco Santander, Banco Safra, Credit Agricole).

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2018:

▪	Futures / Options

	June 30, 2018
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(157)	(23,218)	(1,968)	(1,665)
Soybean	56	16,356	(667)	612
Wheat	—	(155)	(199)	199
Sugar	350,787	115,589	7,973	16,835
Ethanol	9,150	24,070	(77)	(77)
Options:
Buy call
Soybean	3	120	71	49
Total	359,839	132,762	5,133	15,953

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

▪	Other derivative financial instruments

As of June 30, 2018, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2017.

During the period ended June 30, 2018 and 2017 the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 23.6 million and US$ 0.1 million, respectively. Those contracts entered in 2018 had maturity dates between August 2018 and September 2019. The outstanding contracts resulted in the recognition of a loss of US$ 2.0 million in the period ended June 30, 2018.

During the period ended on June 30, 2018 and 2017, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 7.7 million and US$ 15.4 million, respectively. The currency forward contracts maturity date are between August and September 2018, and September 2017, respectively. The outstanding contracts resulted in the recognition of a gain of US$ 0.04 million and US$ 0.25 million, respectively.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪
The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

▪
The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

•
The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the six-month period ended June 30, 2018 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	80,512	56,211	15,607	804	153,134	218,352	—	—	371,486
Cost of goods sold and services rendered	(80,589)	(46,273)	(14,979)	(540)	(142,381)	(143,114)	—	—	(285,495)
Initial recognition and changes in fair value of biological assets and agricultural produce	23,773	12,703	5,500	4	41,980	(6,472)	—	—	35,508
Changes in net realizable value of agricultural produce after harvest	7,348	—	—	—	7,348	—	—	—	7,348
Margin on manufacturing and agricultural activities before operating expenses	31,044	22,641	6,128	268	60,081	68,766	—	—	128,847
General and administrative expenses	(2,040)	(2,458)	(1,493)	(50)	(6,041)	(14,035)	—	(9,808)	(29,884)
Selling expenses	(2,995)	(7,968)	(201)	(90)	(11,254)	(28,330)	—	(60)	(39,644)
Other operating income, net	(2,602)	282	(38)	(2)	(2,360)	35,854	36,227	(92)	69,629
Profit / (loss) from operations before financing and taxation	23,407	12,497	4,396	126	40,426	62,255	36,227	(9,960)	128,948

Depreciation and amortization	(797)	(1,959)	(561)	(61)	(3,378)	(66,619)	—	—	(69,997)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,804	9,381	1,823	462	21,470	(13,974)	—	—	7,496
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	13,969	3,322	3,677	(458)	20,510	7,502	—	—	28,012
Changes in net realizable value of agricultural produce after harvest (unrealized)	7,863	—	—	—	7,863	—	—	—	7,863
Changes in net realizable value of agricultural produce after harvest (realized)	(515)	—	—	—	(515)	—	—	—	(515)

Farmlands and farmland improvements, net	44,615	8,308	117	5,648	58,688	10,365	—	—	69,053
Machinery, equipment, building and facilities, and other fixed assets, net	3,783	12,771	7,537	220	24,311	354,835	—	—	379,146
Bearer plants, net	236	—	—	—	236	215,330	—	—	215,566
Work in progress	3,407	6,468	11,629	—	21,504	23,097	—	—	44,601
Investment property	—	—	—	1,434	1,434	—	—	—	1,434
Goodwill	2,083	957	—	891	3,931	5,662	—	—	9,593
Biological assets	8,743	2,589	9,496	3,591	24,419	70,785	—	—	95,204
Finished goods	60,629	4,745	918	—	66,292	52,448	—	—	118,740
Raw materials, Stocks held by third parties and others	7,095	25,101	2,666	77	34,939	18,461	—	—	53,400
Total segment assets	130,591	60,939	32,363	11,861	235,754	750,983	—	—	986,737
Borrowings	75,750	84,367	6,257	1,718	168,092	599,054	—	43,774	810,920
Total segment liabilities	75,750	84,367	6,257	1,718	168,092	599,054	—	43,774	810,920

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the six-month period ended June 30, 2017 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	84,896	43,278	19,322	438	147,934	246,687	—	—	394,621
Cost of goods sold and services rendered	(84,692)	(37,702)	(18,988)	(175)	(141,557)	(193,752)	—	—	(335,309)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,343	5,796	4,528	163	27,830	(5,128)	—	—	22,702
Changes in net realizable value of agricultural produce after harvest	3,193	—	—	—	3,193	—	—	—	3,193
Margin on manufacturing and agricultural activities before operating expenses	20,740	11,372	4,862	426	37,400	47,807	—	—	85,207
General and administrative expenses	(1,401)	(2,279)	(496)	(88)	(4,264)	(13,984)	—	(10,253)	(28,501)
Selling expenses	(2,946)	(6,401)	(468)	(53)	(9,868)	(27,150)	—	(59)	(37,077)
Other operating (loss)/income, net	3,339	637	422	(161)	4,237	31,919	—	(18)	36,138
Profit / (loss) from operations before financing and taxation	19,732	3,329	4,320	124	27,505	38,592	—	(10,330)	55,767

Depreciation and amortization	(692)	(1,886)	(494)	(60)	(3,132)	(53,034)	—	—	(56,166)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,880	4,369	508	163	14,920	(17,361)	—	—	(2,441)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	7,463	1,427	4,020	—	12,910	12,233	—	—	25,143
Changes in net realizable value of agricultural produce after harvest (unrealized)	616	—	—	—	616	—	—	—	616
Changes in net realizable value of agricultural produce after harvest (realized)	2,577	—	—	—	2,577	—	—	—	2,577

As of December 31, 2017:
Farmlands and farmland improvements, net	59,680	13,688	248	9,346	82,962	26,342	—	—	109,304
Machinery, equipment, building and facilities, and other fixed assets, net	21,365	18,851	12,175	341	52,732	390,350	—	—	443,082
Bearer plants, net	252	—	—	1,832	2,084	236,826	—	—	238,910
Work in progress	714	1,940	5,659	—	8,313	21,322	—	—	29,635
Investment property	—	—	—	2,271	2,271	—	—	—	2,271
Goodwill	3,221	1,480	—	1,110	5,811	6,601	—	—	12,412
Biological assets	31,745	29,717	9,338	4,016	74,816	93,178	—	—	167,994
Finished goods	21,146	8,476	—	—	29,622	32,266	—	—	61,888
Raw materials, Stocks held by third parties and others	17,958	9,927	1,726	364	29,975	17,056	—	—	47,031
Total segment assets	156,081	84,079	29,146	19,280	288,586	823,941	—	—	1,112,527
Borrowings	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958
Total segment liabilities	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	June 30, 2018	June 30, 2017
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	143,697	104,966
Sugar (*)	52,278	121,801
Soybean oil and meal	4,388	—
Rice	54,744	42,592
Energy	22,279	19,875
Powder milk	1,163	2,660
Operating leases	327	381
Services	428	735
Others	3,871	796
	283,175	293,806
Sales of agricultural produce and biological assets:
Soybean (*)	44,523	40,764
Cattle for dairy production	1,517	1,490
Corn (*)	21,379	31,297
Milk	13,421	14,956
Wheat	4,904	8,996
Sunflower	983	438
Barley	1,300	1,527
Others	284	1,347
	88,311	100,815
Total sales	371,486	394,621

(*) Includes sales of soybean, corn and sugar produced by third parties for an amount of US$ 3.0 million,US$ 7.1 million and US$ 11.9 million respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$93 million as of June 30, 2018 (June 30, 2017: US$ 108 million) comprised primarily of 53.834 tons of sugar (US$ 30.4 million), 16.019 m³ of ethanol (US$ 8.2 million), 198.854 mhw of energy (U$S 21.7 million), 85.441 tons of soybean (US$ 17.0 million), 59,676 tons of corn (US$ 10.1 million), 4,318 tons of wheat (US$ 4.3 million) and other products (US$ 1.1 million) which expire between July 2018 and March 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
As of June 30, 2018 :

	June 30, 2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2018 (Note 17)	21,146	8,476	—	—	32,266	61,888
Cost of production of manufactured products (Note 6)	2,990	38,590	485	29	160,006	202,100
Purchases	36,623	7,921	316	—	21,165	66,025
Agricultural produce	87,496	—	15,182	511	—	103,189
Transfer to raw material	(7,802)	—	—	—	—	(7,802)
Direct agricultural selling expenses	9,239	—	—	—	—	9,239
Tax recoveries (i)	—	—	—	—	(13,815)	(13,815)
Changes in net realizable value of agricultural produce after harvest	7,348	—	—	—	—	7,348
Finished goods at the end of June 30, 2018 (Note 17)	(60,629)	(4,745)	(918)	—	(52,448)	(118,740)
Exchange differences	(15,822)	(3,969)	(86)	—	(4,060)	(23,937)
Cost of goods sold and services rendered, and direct agricultural selling expenses year	80,589	46,273	14,979	540	143,114	285,495
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of June 30, 2017:

	June 30, 2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2017	13,117	5,473	—	—	49,601	68,191
Cost of production of manufactured products (Note 6)	309	35,331	—	101	144,919	180,660
Purchases	46,258	4,050	2,616	—	41,785	94,709
Agricultural produce	76,921	—	16,372	74	—	93,367
Transfer to raw material	(4,577)	—	—	—	—	(4,577)
Direct agricultural selling expenses	9,900	—	—	—	—	9,900
Tax recoveries (i)	—	—	—	—	(12,023)	(12,023)
Changes in net realizable value of agricultural produce after harvest	3,193	—	—	—	—	3,193
Finished goods as of June 30, 2017	(57,804)	(6,757)	—	—	(31,289)	(95,850)
Exchange differences	(2,625)	(395)	—	—	759	(2,261)
Cost of goods sold and services rendered, and direct agricultural selling expenses year	84,692	37,702	18,988	175	193,752	335,309
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the period ended June 30, 2018:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	3,740	90	29	21,740	25,599	17,046	3,042	45,687
Raw materials and consumables	307	3,480	32	—	3,090	6,909	—	—	6,909
Depreciation and amortization	—	318	125	—	52,523	52,966	3,171	415	56,552
Fuel, lubricants and others	—	91	—	—	13,143	13,234	290	114	13,638
Maintenance and repairs	—	818	—	—	9,034	9,852	659	201	10,712
Freights	—	2,262	61	—	322	2,645	—	10,522	13,167
Export taxes / selling taxes	—	—	—	—	—	—	—	17,846	17,846
Export expenses	—	—	—	—	—	—	—	1,681	1,681
Contractors and services	316	321	136	—	3,458	4,231	—	—	4,231
Energy transmission	—	—	—	—	—	—	—	1,507	1,507
Energy power	—	873	32	—	621	1,526	114	29	1,669
Professional fees	—	31	—	—	270	301	4,713	280	5,294
Other taxes	—	29	—	—	923	952	828	7	1,787
Contingencies	—	—	—	—	—	—	598	—	598
Lease expense and similar arrangements	—	113	9	—	—	122	556	22	700
Third parties raw materials	—	1,924	—	—	4,719	6,643	—	—	6,643
Tax recoveries	—	—	—	—	—	—	15	—	15
Others	2	764	—	—	2,795	3,561	1,894	3,978	9,433
Subtotal	625	14,764	485	29	112,638	128,541	29,884	39,644	198,069
Own agricultural produce consumed	2,365	23,826	—	—	47,368	73,559	—	—	73,559
Total	2,990	38,590	485	29	160,006	202,100	29,884	39,644	271,628

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the period ended June 30, 2017:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	3,962	—	96	20,029	24,087	17,181	3,250	44,518
Raw materials and consumables	306	2,039	—	—	3,350	5,695	—	—	5,695
Depreciation and amortization	—	409	—	5	43,807	44,221	2,970	361	47,552
Fuel, lubricants and others	—	56	—	—	10,754	10,810	248	126	11,184
Maintenance and repairs	—	739	—	—	5,879	6,618	511	275	7,404
Freights	—	3,369	—	—	224	3,593	—	11,187	14,780
Export taxes / selling taxes	—	—	—	—	—	—	—	14,024	14,024
Export expenses	—	—	—	—	—	—	—	1,448	1,448
Contractors and services	—	—	—	—	2,594	2,594	—	—	2,594
Energy transmission	—	—	—	—	—	—	—	1,576	1,576
Energy power	—	782	—	—	754	1,536	91	29	1,656
Professional fees	—	20	—	—	154	174	3,699	784	4,657
Other taxes	—	44	—	—	77	121	433	—	554
Contingencies	—	—	—	—	—	—	947	—	947
Lease expense and similar arrangements	—	121	—	—	—	121	701	32	854
Third parties raw materials	—	4,127	—	—	9,088	13,215	—	—	13,215
Tax recoveries	—	—	—	—	(14)	(14)	—	—	(14)
Others	3	386	—	—	2,557	2,946	1,720	3,985	8,651
Subtotal	309	16,054	—	101	99,253	115,717	28,501	37,077	181,295
Own agricultural produce consumed	—	19,277	—	—	45,666	64,943	—	—	64,943
Total	309	35,331	—	101	144,919	180,660	28,501	37,077	246,238

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	June 30, 2018	June 30, 2017
	(unaudited)
Wages and salaries	60,577	64,851
Social security costs	15,671	16,824
Equity-settled share-based compensation	2,544	2,807
	78,792	84,482

8.    Other operating income / (loss), net

	June 30, 2018	June 30, 2017
	(unaudited)
Gain from the sale of subsidiaries (Note 25)	36,227	—
Gain from commodity derivative financial instruments	32,142	38,753
Loss from disposal of other property items	(57)	(618)
Losses related to energy business	—	(3,247)
Others	1,317	1,250
	69,629	36,138

9.    Financial results, net

	June 30, 2018	June 30, 2017
	(unaudited)
Finance income:
- Interest income	4,242	5,021
- Other income	601	201
Finance income	4,843	5,222

Finance costs:
- Interest expense	(27,404)	(25,798)
- Cash flow hedge – transfer from equity	(7,327)	(3,320)
- Foreign exchange losses, net	(125,272)	(11,883)
- Taxes	(2,068)	(1,304)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(6,759)	(2,195)
- Other expenses	(859)	(910)
Finance costs	(169,689)	(45,410)
Total financial results, net	(164,846)	(40,188)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2018	June 30, 2017
	(unaudited)
Current income tax	(2,536)	(2,865)
Deferred income tax	15,960	(2,946)
Income tax benefit / (expense)	13,424	(5,811)

During 2017, the Argentine Government introduced changes in the income tax. The income tax enforce is 30% for the years 2018 and 2019, and will be 25% from 2020 onwards. There has been no other changes in the statutory tax rates in the countries where the Group operates since December 31, 2017.

The gross movement on the deferred income tax account is as follows:

	June 30, 2018	June 30, 2017
	(unaudited)
Beginning of period asset	32,980	23,897
Exchange differences	(6,507)	363
Tax charge relating to cash flow hedge (i)	9,257	1,291
Income tax expense	15,960	(2,946)
End of period asset	51,690	22,605

(i)
Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income net of the amount reclassified from equity to profit and loss amounting to U$S 41,247 loss for the six-month period ended June 30, 2018.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2018	June 30, 2017
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	9,292	(4,929)
Non-deductible items	(307)	(750)
Effect of the changes in the statutory income tax rate in Argentina	(347)	—
Non-taxable income	6,374	—
Tax losses where no deferred tax asset was recognized	(1,896)	—
Others	308	(132)
Income tax benefit / (expense)	13,424	(5,811)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment

Changes in the Group’s property, plant and equipment in the six-month periods ended June 30, 2018 and 2017 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Six-month period ended June 30, 2017
Opening net book amount.	109,858	9,640	190,055	251,310	216,169	3,935	21,641	802,608
Exchange differences	(3,176)	(373)	(3,318)	(5,924)	(3,889)	(144)	(796)	(17,620)
Additions	—	—	7,764	47,650	36,828	1,555	16,809	110,606
Transfers	—	429	2,700	5,709	—	—	(8,838)	—
Disposals	—	—	(102)	(1,753)	—	(4)	—	(1,859)
Reclassification to non-income tax credits (*)	—	—	(82)	(447)	—	—	(96)	(625)
Depreciation (Note 6)	—	(1,030)	(6,896)	(25,554)	(21,471)	(799)	—	(55,750)
Closing net book amount	106,682	8,666	190,121	270,991	227,637	4,543	28,720	837,360
At June 30, 2017 (unaudited)
Cost	106,682	20,055	301,449	643,507	439,078	15,582	28,720	1,555,073
Accumulated depreciation	—	(11,389)	(111,328)	(372,516)	(211,441)	(11,039)	—	(717,713)
Net book amount	106,682	8,666	190,121	270,991	227,637	4,543	28,720	837,360
Six-month period ended June 30, 2018
Opening net book amount	100,297	9,007	192,844	246,080	238,910	4,158	29,635	820,931
Exchange differences	(24,860)	(2,977)	(30,444)	(45,096)	(35,669)	(1,255)	(7,298)	(147,599)
Additions	—	—	7,727	36,800	43,982	1,612	29,531	119,652
Transfer from investment property	37	—	—	—	—	—	—	37
Transfers	—	66	2,189	4,891	—	—	(7,146)	—
Disposals	—	—	(132)	(902)	—	(24)	(82)	(1,140)
Disposal of subsidiaries	(11,471)	—	(596)	(18)	(1,667)	—	—	(13,752)
Reclassification to non-income tax credits (*)	—	—	(69)	(181)	—	—	(39)	(289)
Depreciation (Note 6)	—	(1,046)	(8,202)	(29,422)	(29,990)	(814)	—	(69,474)
Closing net book amount	64,003	5,050	163,317	212,152	215,566	3,677	44,601	708,366
At June 30, 2018 (unaudited)
Cost	64,003	17,871	289,421	630,009	379,227	15,981	44,601	1,441,113
Accumulated depreciation	—	(12,821)	(126,104)	(417,857)	(163,661)	(12,304)	—	(732,747)
Net book amount	64,003	5,050	163,317	212,152	215,566	3,677	44,601	708,366

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2018, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the six-months period ended June 30, 2018 and 2017.

As of June 30, 2018, borrowing costs of US$ 6,134 (June 30, 2017: US$ 551) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 9,680 as of June 30, 2018.

As of June 30, 2018 included within property, plant and equipment balances are US$ 210,013 related to the net book value of assets under finance leases.

12.    Investment property

Changes in the Group’s investment property in the six-month periods ended June 30, 2018 and 2017 were as follows:

	June 30, 2018	June 30, 2017
	(unaudited)
Beginning of the period	2,271	2,666
Reclassification to property, plant and equipment	(37)	—
Exchange differences	(800)	(119)
End of the period	1,434	2,547
Cost	1,434	2,547
Net book amount	1,434	2,547

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	June 30, 2018	June 30, 2017
	(unaudited)
Rental income	310	370

As of June 30, 2018, the fair value (level 3) of investment property was US$ 42 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2018 and 2017 were as follows:

	Goodwill	Software	Others	Total
Six-month period ended June 30, 2017
Opening net book amount	13,405	2,901	946	17,252
Exchange differences	(374)	(70)	(2)	(446)
Additions	—	561	15	576
Amortization charge (i) (Note 6)	—	(393)	(23)	(416)
Closing net book amount	13,031	2,999	936	16,966
At June 30, 2017 (unaudited)
Cost	13,031	5,898	2,684	21,613
Accumulated amortization	—	(2,899)	(1,748)	(4,647)
Net book amount	13,031	2,999	936	16,966

Six-month period ended June 30, 2018
Opening net book amount	12,412	3,851	929	17,192
Exchange differences	(2,819)	(1,119)	(11)	(3,949)
Additions	—	2,138	11	2,149
Amortization charge (i) (Note 6)	—	(503)	(20)	(523)
Closing net book amount	9,593	4,367	909	14,869
At June 30, 2018 (unaudited)
Cost	9,593	8,270	2,692	20,555
Accumulated amortization	—	(3,903)	(1,783)	(5,686)
Net book amount	9,593	4,367	909	14,869

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended June 30, 2018 and 2017, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2018 and 2017 were as follows:

	June 30, 2018
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	31,745	29,717	9,338	4,016	93,178	167,994
Increase due to purchases	—	—	—	934	—	934
Initial recognition and changes in fair value of biological assets	23,773	12,703	5,500	4	(6,472)	35,508
Decrease due to harvest / disposals	(87,496)	(53,433)	(1,732)	(492)	(49,359)	(192,512)
Decrease due to sales of agricultural produce	—	—	(13,420)	—	—	(13,420)
Costs incurred during the period	51,480	16,686	13,703	816	45,680	128,365
Exchange differences	(10,759)	(3,084)	(3,893)	(1,687)	(12,242)	(31,665)
End of the period	8,743	2,589	9,496	3,591	70,785	95,204

	June 30, 2017
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	28,189	25,575	6,827	2,433	82,380	145,404
Increase due to purchases	—	—	—	581	—	581
Initial recognition and changes in fair value of biological assets	17,343	5,796	4,528	163	(5,128)	22,702
Decrease due to harvest / disposals	(76,924)	(43,858)	(1,418)	(75)	(47,650)	(169,925)
Decrease due to sales of agricultural produce	—	—	(14,956)	—	—	(14,956)
Costs incurred during the period	47,704	17,100	12,846	457	42,412	120,519
Exchange differences	(476)	285	(348)	(193)	(997)	(1,729)
End of the period	15,836	4,898	7,479	3,366	71,017	102,596

(i)	Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2017 described in Note 15. Please see Level 3 definition in Note 15.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Biological assets (continued)

Cost of production as of June 30, 2018:

	June 30, 2018
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,729	3,766	1,976	256	4,329	12,056
Depreciation and amortization	144	—	—	—	1,395	1,539
Fertilizers, agrochemicals and seeds	19,183	1,878	—	—	17,507	38,568
Fuel, lubricants and others	583	343	363	23	1,378	2,690
Maintenance and repairs	559	1,157	889	81	741	3,427
Freights	74	342	49	56	—	521
Contractors and services	14,836	6,879	—	33	3,401	25,149
Feeding expenses	—	—	5,224	75	—	5,299
Veterinary expenses	—	—	961	73	—	1,034
Energy power	78	1,513	534	—	—	2,125
Professional fees	106	1	53	1	120	281
Other taxes	780	78	6	58	25	947
Lease expense and similar arrangements	12,576	177	—	—	16,285	29,038
Others	832	552	230	16	499	2,129
Subtotal	51,480	16,686	10,285	672	45,680	124,803
Own agricultural produce consumed	—	—	3,418	144	—	3,562
Total	51,480	16,686	13,703	816	45,680	128,365

Cost of production as of June 30, 2017:

	June 30, 2017
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,091	4,307	2,440	156	4,884	13,878
Depreciation and amortization	203	—	—	—	1,936	2,139
Fertilizers, agrochemicals and seeds	16,733	970	—	—	15,343	33,046
Fuel, lubricants and others	539	386	355	25	1,322	2,627
Maintenance and repairs	787	1,109	895	91	747	3,629
Freights	74	357	56	17	—	504
Contractors and services	14,861	7,944	—	8	2,298	25,111
Feeding expenses	—	—	4,784	11	—	4,795
Veterinary expenses	—	—	918	58	—	976
Energy power	49	850	390	—	—	1,289
Professional fees	90	37	68	7	43	245
Other taxes	1,019	72	3	72	54	1,220
Lease expense and similar arrangements	9,155	187	—	—	15,291	24,633
Others	2,103	881	196	12	494	3,686
Subtotal	47,704	17,100	10,105	457	42,412	117,778
Own agricultural produce consumed	—	—	2,741	—	—	2,741
Total	47,704	17,100	12,846	457	42,412	120,519

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Biological assets (continued)

Biological assets as of June 30, 2018 and December 31, 2017 were as follows:

	June 30, 2018	December 31, 2017
	(unaudited)
Non-current
Cattle for dairy production	9,151	8,989
Breeding cattle	1,335	1,984
Other cattle	171	303
	10,657	11,276
Current
Breeding cattle	2,085	1,729
Other cattle	345	349
Sown land – crops	8,371	31,745
Sown land – rice	2,962	29,717
Sown land – sugarcane	70,784	93,178
	84,547	156,718
Total biological assets	95,204	167,994

15.    Financial instruments

As of June 30, 2018, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2018 and their allocation to the fair value hierarchy:

	2018
	Level 1	Level 2	Total

Assets
Derivative financial instruments	8,185	—	8,185
Total assets	8,185	—	8,185
Liabilities
Derivative financial instruments	(3,052)	(4,424)	(7,476)
Total liabilities	(3,052)	(4,424)	(7,476)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	5,062

Options	Quoted price	-	-	1	71

NDF	Quoted price	-	-	2	(1,997)

Foreign-currency interest-rate swaps	Theoretical price	Swap curve	Present value method	2	(2,427)
					709

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Trade and other receivables, net

	June 30, 2018	December 31, 2017
	(unaudited)
Non current
Trade receivables	6,338	6,597
Trade receivables – net	6,338	6,597
Advances to suppliers	1,517	2,363
Income tax credits	5,188	6,955
Non-income tax credits (i)	1,325	1,863
Judicial deposits	2,940	3,191
Receivable from disposal of subsidiary	10,068	—
Other receivables	670	1,138
Non current portion	28,046	22,107
Current
Trade receivables	52,503	43,078
Receivables from related parties (Note 26)	8,238	10,218
Less: Allowance for trade receivables	(1,203)	(1,002)
Trade receivables – net	59,538	52,294
Prepaid expenses	5,602	11,565
Advance to suppliers	55,195	36,497
Income tax credits	2,758	2,046
Non-income tax credits (i)	38,248	38,865
Receivable from disposal of subsidiary	31,669	—
Cash collateral	71	380
Receivables from related parties (Note 26)	963	176
Other receivables	9,881	8,284
Subtotal	144,387	97,813
Current portion	203,925	150,107
Total trade and other receivables, net	231,971	172,214

(i) Includes US$ 289 for the six-month period ended June 30, 2018 reclassified from property, plant and equipment (for the year ended December 31, 2017: US$ 1,086).

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Trade and other receivables, net (continued)

	June 30, 2018	December 31, 2017
	(unaudited)
Currency
US Dollar	65,836	50,400
Argentine Peso	30,948	48,911
Uruguayan Peso	694	415
Brazilian Reais	134,493	72,488
	231,971	172,214

As of June 30, 2018 trade receivables of US$ 8,434 (December 31, 2017: US$ 5,052) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 961 and US$ 318 are over 6 months in June 30, 2018 and December 31, 2017, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

17.    Inventories

	June 30, 2018	December 31, 2017
	(unaudited)
Raw materials	53,234	46,836
Finished goods (Note 5) (i)	118,740	61,888
Others	166	195
	172,140	108,919

(i): Finished goods of Crops reportable segment are valued at fair value.

18.    Cash and cash equivalents

	June 30, 2018	December 31, 2017
	(unaudited)
Cash at bank and on hand	65,680	118,358
Short-term bank deposits	79,028	150,837
	144,708	269,195

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19. Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2017	122,382	1,120,823
Restricted share vested	—	4,149
Purchase of own shares	—	(7,438)
At June 30, 2017	122,382	1,117,534

At January 1, 2018	122,382	1,092,507
Restricted share vested	—	4,768
Purchase of own shares	—	(13,206)
At June 30, 2018	122,382	1,084,069

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 11, 2017, the Board of Directors approved the extension of the program for an additional twelve-month period ending on September 23, 2018.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of June 30, 2018, the Company repurchased an aggregate of 8,421,549 shares under the program, of which 2,597,771 have been utilized to cover the exercise of the Company’s employee stock option plan and restricted stock units plan. During the period ended June 30, 2018 and 2017 the Company repurchased shares for an amount of US$ 15,725 and US$ 8,681, respectively. The outstanding treasury shares as of June 30, 2018 totaled 5,826,768.

20.        Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of June 30, 2018, nil options (June 30, 2017: nil) were exercised, and 2,575 (June 30, 2017: nil) were forfeited.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.        Equity-settled share-based payments (Continued)

(b)	Restricted Share and Restricted Stock Unit Plan

As of June 30, 2018, the Group recognized compensation expense US$ 2.5 million related to the restricted shares granted under the Restricted Share Plan (June 30, 2017: US$ 2.8 million). For the six-month period ended June 30, 2018, 524,902 Restricted Stock Units were granted, (June 30, 2017: 486,716), 495,994 vested, (June 30, 2017: 489,415), and 6,298 were forfeited (June 30, 2017: 6,140).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.        Trade and other payables

	June 30, 2018	December 31, 2017
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	—	521
Other payables	256	306
	256	827
Current
Trade payables	57,376	82,824
Advances from customers	3,186	6,722
Amounts due to related parties (Note 26)	176	628
Taxes payable	5,210	6,462
Other payables	612	1,787
	66,560	98,423
Total trade and other payables	66,816	99,250

(i)	These trades payable are mainly collateralized by property, plant and equipment.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

22.        Borrowings

	June 30, 2018	December 31, 2017
	(unaudited)
Non-current
Senior Notes (*)	495,882	495,707
Bank borrowings (*)	171,299	167,315
Obligations under finance leases	487	38
	667,668	663,060
Current
Senior Notes (*)	8,250	8,250
Bank overdrafts	854	6,214
Bank borrowings (*)	133,938	140,367
Obligations under finance leases	210	67
	143,252	154,898
Total borrowings	810,920	817,958

(*) The Group was in compliance with the related covenants under the respective loan agreements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Borrowings (continued)

As of June 30, 2018, total bank borrowings include collateralized liabilities of US$ 127,455 (December 31, 2017: US$ 171,369). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2018	December 31, 2017
	(unaudited)
Fixed rate:
Less than 1 year	119,169	132,998
Between 1 and 2 years	23,672	35,762
Between 2 and 3 years	16,560	20,097
Between 3 and 4 years	16,263	20,130
Between 4 and 5 years	5,664	16,310
More than 5 years	495,931	495,754
	677,259	721,051
Variable rate:
Less than 1 year	23,873	21,833
Between 1 and 2 years	16,957	22,871
Between 2 and 3 years	29,814	17,945
Between 3 and 4 years	26,381	18,215
Between 4 and 5 years	8,767	11,164
More than 5 years	27,172	4,774
	132,964	96,802
	810,223	817,853

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 471 million, 82.837% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.        Payroll and social security liabilities

	June 30, 2018	December 31, 2017
	(unaudited)
Non-current
Social security payable	980	1,240
	980	1,240
Current
Salaries payable	9,861	6,199
Social security payable	2,620	3,702
Provision for vacations	9,311	12,323
Provision for bonuses	2,834	5,043
	24,626	27,267
Total payroll and social security liabilities	25,606	28,507

24.        Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25. Disposals

In May 2018, the Group completed the sale of Q45 Negócios Imobiliários Ltda., a wholly owned subsidiary,, which main underlying asset is the  Rio De Janeiro Farm, for a selling price of US$ 34 million (Reais 120 million), of which US$ 3.2 million (Reais 12 million) has already been collected  and the balance will be collected when certain conditions related to registration of the documentation within public authorities are met. This transaction resulted in a gain of US$ 22 million included in “Other operating income” under the line item “Gain from the sale of subsidiaries”.

In June 2018, the Group completed the sale of Q43 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Conquista Farm, for a selling price of US$ 18.4 million (Reais 68 million), of which US$ 2.0 million (Reais 7.5 million) has already been collected and the balance will be collected in four annual installments starting in June 2019. This transaction resulted in a gain of US$ 14 million, included in “Other operating income” under the line item “Gain from the sale of subsidiaries”

26.        Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (loss) included in the statement of income		Balance receivable / (payable)
			June 30, 2018	June 30, 2017	June 30, 2018	December 31, 2017

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 16)	—	—	963	176
		Cost of manufactured products sold and services rendered	767	—	—	—
		Payables (Note 21)	—	—	(10)	(367)
CHS Agro	Joint venture	Services	36	48	—	—
		Sales of good	44	—	—	—
		Payables (Note 21)	—	—	(166)	(261)
		Interest income	139	163	—	—
		Receivables (Note 16)	—	—	8,238	10,218
Directors and senior management	Employment	Compensation selected employees	(3,657)	(2,046)	(14,665)	(17,985)

(i) Shareholder of the Company.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2018 and for the six-month periods ended June 30, 2018 and 2017 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2018, results of operations and cash flows for the six-month periods ended June 30, 2018 and 2017. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017 or if those policies or methods have been changed, the description of the nature of the changes are included in the present note in “(a) New and amended standards adopted by the Group”.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 33.1 to the annual financial statements.

(a) New and amended standards adopted by the Group:

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

–	IFRS 9 Financial Instruments, and

–	IFRS 15 Revenue from Contracts with Customers.

The impact of adopting IFRS 15 and IFRS 9 was not significant and therefore no cumulative effect upon adoption was recorded. The adoption of IFRS 15 was made by the modified retrospective method.

In accordance with the transitional provisions of IFRS 9, comparative figures have not been restated.

(b) Impact of standards issued but not yet applied by the Group

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group with closer adoption:

In January 2016, the IASB finished its long-standing project on lease accounting and published IFRS 16, "Leases", which replaces the current guidance in IAS 17. This will require far-reaching changes in accounting by lessees in particular. The standard applies to annual periods beginning on or after 1 January 2019, with earlier application permitted if IFRS 15, ‘Revenue from Contracts with Customers’, is also applied.

We are currently evaluating the impact of our pending adoption of the new standard on our consolidated financial statements.

(c) IFRS 15 Revenue from Contracts with Customers – Accounting policies

The Group’s primary activities comprise agricultural and agro-industrial activities.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Basis of preparation and presentation (continued)

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, among others). These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control  vary depending on the individual terms of the contract of sale. Revenues are recognised when control of the products has transferred, being when the products are delivered to the customer, having this full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The Group leases owned farmland property to third parties under operating lease agreements. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 10-year power agreement for the sale of electricity which expires in 2018. The delivery period starts in May and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period starts in March and ends in December of each year, these two agreements will expire in 2024 and 2025, respectively. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

Financial reporting in a hyperinflation economy

IAS 29 “Financial Reporting in Hyperinflationary Economics” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.
In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Basis of preparation and presentation (continued)

100%. Considering that the downwards trend in inflation in Argentina observed in the previous year has reversed and observing a significant increase in the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. It is agreed that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 and that as from July 1, 2018, it will apply IAS 29 as from that date in the financial reporting of its subsidiaries and associates located in Argentina.

28.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2017 described in Note 33.

The accompanying notes are an integral part of these condensed consolidated interim financial statements